Exhibit 99.1

News Release

Orla Mining Appoints Joanna Pearson as Independent Non-Executive Director

VANCOUVER, BC, Dec. 16, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce the appointment of Ms. Joanna Pearson to its Board of Directors as an Independent Non-Executive Director, effective immediately.

Ms. Pearson has over 25 years of international experience in financial reporting, risk management, and strategic financial transformation in the mining sector. Her executive experience includes serving as Chief Financial Officer of Endeavour Mining plc from 2020 to 2023. Prior to this, she was an Audit Partner with Deloitte LLP for 12 years where she conducted multinational audit engagements for US and Canadian listed companies primarily in the mining and emerging markets. Ms. Pearson currently serves as an independent non-executive director of Rupert Resources Ltd., Hochschild Mining plc, and Gold X2 Mining Inc. She is a Chartered Professional Accountant of British Columbia and holds the ICD.D designation.

"We are pleased to welcome Joanna to the Board. Her impressive track record as both an experienced mining CFO and former audit partner brings a depth of experience in financial reporting and risk management. Joanna's expertise in building sustainable reporting processes within fast-growing global operations reinforces our commitment to the highest standards of financial oversight and accountability."

̶    Chuck Jeannes, Orla's Chairman

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 06:00e 16-DEC-25